FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – TEF- closing of the sale of stake of Telxius	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on February 21, 2017, related to the agreement (the “Agreement”) reached between Telefónica and Taurus Bidco S.à.r.l. (hereinafter “KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) for the sale of 40% of the share capital of Telxius Telecom, S.A.U. (“Telxius”), Telefónica announces that, after obtaining all the relevant regulatory approvals, it has transferred to KKR today 62 million shares of Telxius (representing 24.8% of its share capital) in exchange for 790.5 million euros (12.75 euros per share).

As it was stated in the above-mentioned Significant Event, the exchange of the remainder15.2% of the share capital of Telxius is expected to take place in the fourth quarter of 2017 for a price of at least 484.5 million euros.

Furthermore, following the execution of the sale, a shareholder’s agreement among Telefónica, KKR and Telxius has become effective today, which regulates the relationships between Telefónica and KKR as shareholders of Telxius.

This transaction has no impact on the consolidated results of the Telefónica Group as it consists on the sale of a minority interest, with Telefónica retaining control over Telxius.

This transaction is part of the Telefónica Group’s asset portfolio management policy, based on a strategy of value creation and strategic positioning. It also complements the objective of organically reducing debt in a growing cash flow scenario.

Madrid, October 24, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 24, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors